FILE NO. 82-4861

(Excerpt translation)

February 6, 2007

BRIEF STATEMENT OF FINANCIAL AND OPERATING RESULTS FOR THE THIRD QUARTER OF THE YEAR ENDING MARCH 31, 2007
(CONSOLIDATED)

Name of listed company: **MegaChips Corporation**
(URL http://www.megachips.co.jp/)

(Code number: 6875 Tokyo Stock Exchange, First section)

Person to contact:

Representative: Shigeki Matsuoka
President and Representative Director

Person in charge: Masayuki Fujii
Director and Executive Officer
(TEL: (06) - 6399-2884)

1. Matters concerning the preparation of quarterly financial information:

(Translation omitted)

2. Summary of the operating results for the third quarter of the year ending March 31, 2007 (from April 1, 2006 to December 31, 2006):

(1) Progress of consolidated operating results

(Note) Figures are indicated by discarding fractions of one million yen

	Third quarter ended December 31, 2006	Third quarter ended December 31, 2005	(For reference) Year ended March 31, 2006
Sales	¥33,019 million (47.7%)	¥22,357 million ((-)9.0%)	¥30,721 million
Operating profit	¥2,386 million (83.3%)	¥1,302 million ((-)41.7%)	¥2,119 million
Ordinary profit	¥2,364 million (80.9%)	¥1,307 million ((-)41.3%)	¥2,119 million
Profit for the period	¥1,236 million (82.5%)	¥677 million ((-)50.5%)	¥1,321 million
Profit for the period per share	¥49.92	¥27.33	¥50.95
Fully diluted earnings per share for the period	¥49.61	¥27.32	¥50.92

- **Overview of operating results in general**

The Japanese economy during the third quarter under review registered tones of steady expansion as corporate earnings continued to improve, capital investment increased and employment also entered the phase of gradual recovery.

Under these circumstances, the Group (the Company and its subsidiaries; the same applies hereinafter) focused its efforts on developing and marketing customer-specific LSIs (ASIC), the core business of the Group, as well as application-specific LSIs (ASSP), which have competitive edges with the Group's unique technologies of image compression and extension and sound and music compression, extension and transmission, and original system products installed with the Group's system LSIs.

Specifically, with the prevalence of digitalization of images, sounds, music and other media, broadband networks and 3G mobile phone networks, the Group has widened its appeal in the information communication area. For these growing areas, the Group has exerted its active efforts to develop and market high functional system LSIs for digital cameras, system LSIs for 3G mobile phones, system LSIs for terrestrial digital broadcasting and system products, including digital image transmitting and recording systems for use in the security and monitoring field.

As a result, on a consolidated basis, sales and operating profit amounted to ¥33,019 million (a 47.7% increase from the corresponding period of the previous business year) and ¥2,386 million (an 83.3% increase), respectively. Ordinary profit and profit for the period amounted to ¥2,364 million (an 80.9% increase) and ¥1,236 million (an 82.5% increase), respectively.

(2) Development of financial conditions (consolidated)

	Third quarter ended December 31, 2006	Third quarter ended December 31, 2005	(For reference) Year ended March 31, 2006
Total assets	¥32,875 million	¥22,022 million	¥23,986 million
Net assets	¥18,069 million	¥15,429 million	¥16,833 million
Net worth ratio	55.0%	70.1%	70.2%
Net assets per share	¥729.34	¥623.29	¥677.61

[State of consolidated cash flows]

	Third quarter ended December 31, 2006	Third quarter ended December 31, 2005	(For reference) Year ended March 31, 2006
Cash flows from operating activities	(¥7,445 million)	(¥6,672 million)	(¥3,471 million)
Cash flows from investing activities	(¥491 million)	(¥1,936 million)	(¥2,014 million)
Cash flows from financing activities	¥6,631 million	¥2,009 million	¥2,009 million
Cash and cash equivalents at the end of the period	¥3,370 million	¥1,485 million	¥4,677 million

3. Forecasts of consolidated operating results for the year ending March 31, 2007 (from April 1, 2006 to March 31, 2007):

No amendment is made to the forecast of operating results for the year ending March 31, 2007, as publicized on November 7, 2006.

- E N D -

CONSOLIDATED FINANCIAL STATEMENTS

1. Consolidated Balance Sheets (Summary)

	Third quarter ended December 31, 2006 (as at December 31, 2006)		Year ended March 31, 2006 (as at March 31, 2006)		Third quarter ended December 31, 2005 (as at December 31, 2005)	
	Amount (thousands of yen)	Component ratio (%)	Amount (thousands of yen)	Component ratio (%)	Amount (thousands of yen)	Component ratio (%)
ASSETS						
I. Current assets						
1. Cash and deposits	3,370,780		4,677,766		1,485,223	
2. Trade notes and trade accounts receivable	21,506,396		13,786,942		15,845,672	
3. Inventories	2,639,465		970,183		810,404	
4. Others	615,560		553,846		653,553	
Allowance for doubtful receivables	(518)		(2,466)		(687)	
Total current assets	28,131,684	85.6	19,986,272	83.3	18,794,166	85.3
II. Fixed assets						
1. Tangible fixed assets	154,748	0.5	157,524	0.7	157,510	0.7
2. Intangible fixed assets	172,312	0.5	164,179	0.7	137,967	0.7
3. Investments and other assets						
(1) Investment securities	3,140,429		2,605,500		1,901,387	
(2) Others	1,276,497		1,073,193		1,031,428	
Total investments and other assets	4,416,926	13.4	3,678,694	15.3	2,932,816	13.3
Total fixed assets	4,743,987	14.4	4,000,397	16.7	3,228,294	14.7
TOTAL ASSETS	32,875,672	100.0	23,986,669	100.0	22,022,461	100.0
LIABILITIES						
I. Current liabilities						
1. Trade accounts payable	3,341,380		3,046,294		2,729,157	
2. Short-term loans payable	10,000,000		3,000,000		3,000,000	
3. Accrued corporate income taxes	771,511		535,410		428,036	
4. Others	648,468		530,442		394,811	
Total current liabilities	14,761,361	44.9	7,112,147	29.6	6,552,005	29.7
II. Fixed liabilities	44,792	0.1	40,591	0.2	40,591	0.2
TOTAL LIABILITIES	14,806,154	45.0	7,152,738	29.8	6,592,596	29.9
SHAREHOLDERS' EQUITY						
I. Capital	-	-	4,840,313	20.2	4,840,313	22.0
II. Additional paid-in capital	-	-	6,181,300	25.8	6,181,300	28.1
III. Retained earnings	-	-	7,441,028	31.0	6,796,600	30.8
IV. Revaluation difference of other securities	-	-	158,728	0.7	(530,465)	(2.4)
V. Foreign exchange translation adjustment	-	-	130,432	0.5	59,659	0.3
VI. Treasury stock	-	-	(1,917,871)	(8.0)	(1,917,544)	(8.7)
TOTAL SHAREHOLDERS' EQUITY	-	-	16,833,931	70.2	15,429,864	70.1
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	-	-	23,986,669	100.0	22,022,461	100.0

	Third quarter ended December 31, 2006 (as at December 31, 2006)		Year ended March 31, 2006 (as at March 31, 2006)		Third quarter ended December 31, 2005 (as at December 31, 2005)	
	Amount	Component ratio	Amount	Component ratio	Amount	Component ratio
	(thousands of yen)	(%)	(thousands of yen)	(%)	(thousands of yen)	(%)
NET ASSETS						
I. Shareholders' equity						
1. Capital	4,840,313	14.7	-	-	-	-
2. Additional paid-in capital	6,181,300	18.8	-	-	-	-
3. Retained earnings	8,214,637	25.0	-	-	-	-
4. Treasury stock	(1,885,796)	(5.7)	-	-	-	-
Total Shareholders' equity	17,350,455	52.8	-	-	-	-
II. Revaluation and exchange differences, etc.						
1. Revaluation difference of other securities	604,712	1.9	-	-	-	-
2. Foreign exchange translation adjustment	114,349	0.3	-	-	-	-
Total of revaluation and exchange differences, etc.	719,062	2.2	-	-	-	-
TOTAL NET ASSETS	18,069,518	55.0	-	-	-	-
TOTAL LIABILITIES AND NET ASSETS	32,875,672	100.0	-	-	-	-

2. Consolidated Profit and Loss Statements (Summary)

	Third quarter ended December 31, 2006 (from April 1, 2006 to December 31, 2006)		Third quarter ended December 31, 2005 (from April 1, 2005 to December 31, 2005)		Year ended March 31, 2006 (from April 1, 2005 to March 31, 2006)	
	Amount (thousands of yen)	(%)	Amount (thousands of yen)	(%)	Amount (thousands of yen)	(%)
I. Sales	33,019,867	100.0	22,357,284	100.0	30,721,884	100.0
II. Cost of sales	27,762,113	84.1	18,488,643	82.7	25,186,585	82.0
Gross profit on sales	5,257,753	15.9	3,868,641	17.3	5,535,298	18.0
III. Selling, general and administrative expenses	2,870,921	8.7	2,566,266	11.5	3,415,537	11.1
Operating profit	2,386,831	7.2	1,302,374	5.8	2,119,761	6.9
IV. Non-operating profit	10,565	0.1	34,156	0.1	34,114	0.1
V. Non-operating expenses	32,803	0.1	29,489	0.1	34,681	0.1
Ordinary profit	2,364,594	7.2	1,307,041	5.8	2,119,194	6.9
VI. Special income	36,258	0.1	-	-	57,471	0.2
VII. Special loss	50,000	0.2	-	-	-	-
Income before income taxes and others	2,350,853	7.1	1,307,041	5.8	2,176,666	7.1
Taxes	1,114,748	3.4	629,773	2.8	854,969	2.8
Profit for the period	1,236,104	3.7	677,268	3.0	1,321,696	4.3

3. Consolidated Statement of Changes in Shareholders' Equity, Etc. (Summary) and Consolidated Surplus Statements (Summary)

Consolidated statement of changes in shareholders' equity, etc. (Summary)

For the third quarter ended December 31, 2006 (from April 1, 2006 to December 31, 2006)

(thousands of yen)

	Shareholders' equity				
	Capital	Additional paid-in capital	Retained earnings	Treasury stock	Total shareholders' equity
Balance as of March 31, 2006	4,840,313	6,181,300	7,441,028	(1,917,871)	16,544,770
Changes during the period					
Distribution of surplus (Note)			(396,083)		(396,083)
Officers' bonuses (Note)			(59,500)		(59,500)
Net profit for the period			1,236,104		1,236,104
Acquisition of treasury stock				(483)	(483)
Disposition of treasury stock			(6,911)	32,559	25,647
Changes in items other than shareholders' equity during the period – net					
Total changes during the period	-	-	773,609	32,075	805,684
Balance as of December 31, 2006	4,840,313	6,181,300	8,214,637	(1,885,796)	17,350,455

	Revaluation and exchange differences, etc.			
	Revaluation difference of other securities	Foreign exchange translation adjustment	Total of revaluation and exchange differences, etc.	Total net assets
Balance as of March 31, 2006	158,728	130,432	289,160	16,833,931
Changes during the period				
Distribution of surplus (Note)				(396,083)
Officers' bonuses (Note)				(59,500)
Net profit for the period				1,236,104
Acquisition of treasury stock				(483)
Disposition of treasury stock				25,647
Changes in items other than shareholders' equity during the period – net	445,984	(16,082)	429,902	429,902
Total changes during the period	445,984	(16,082)	429,902	1,235,586
Balance as of December 31, 2006	604,712	114,349	719,062	18,069,518

(Note) Item for the appropriation of retained earnings at the Ordinary General Meeting of Shareholders of the Company held in June 2006

Consolidated surplus statements (summary)

	Third quarter ended December 31, 2005 (from April 1, 2005 to December 31, 2005)		Year ended March 31, 2006 (from April 1, 2005 to March 31, 2006)	
	Amount (thousands of yen)		Amount (thousands of yen)	
(Additional paid-in capital)				
I. Beginning balance of additional paid-in capital		6,181,300		6,181,300
II. Ending balance of additional paid-in capital		6,181,300		6,181,300
(Retained earnings)				
I. Beginning balance of retained earnings		6,543,168		6,543,168
II. Increase in retained earnings				
1. Profit for the period	677,268	677,268	1,321,696	1,321,696
III. Decrease in retained earnings				
1. Cash dividends	378,835		378,835	
2. Officers' bonuses	45,000	423,835	45,000	423,835
IV. Ending balance of retained earnings		6,796,600		7,441,028

4. Consolidated Statements of Cash Flows (Summary)

(thousands of yen)

	Third quarter ended December 31, 2006 (from April 1, 2006 to December 31, 2006)	Third quarter ended December 31, 2005 from April 1, 2005 to December 31, 2005)	Year ended March 31, 2006 (from April 1, 2005 to March 31, 2006)
I. Cash flows from operating activities			
Income before income taxes and others	2,350,853	1,307,041	2,176,666
Depreciation	132,712	113,163	155,790
Amortization of long-term prepaid expenses	46,714	59,747	75,203
Increase (decrease) in allowance for doubtful receivables	(2,477)	(1,228)	406
Increase (decrease) in allowance for bonuses	(70,461)	(80,187)	4,239
Increase in allowance for officers' bonuses	48,753	-	-
Increase in trade accounts receivable	(7,720,020)	(6,387,368)	(4,328,494)
Increase in inventories	(1,669,282)	(182,086)	(341,865)
Increase in trade accounts payable	280,760	488,476	801,959
Others	20,393	(178,005)	(199,828)
Subtotal	(6,582,054)	(4,860,447)	(1,655,923)
Interest and dividend income	4,582	2,869	4,305
Interest paid	(6,643)	(1,594)	(6,399)
Corporate income taxes paid	(1,110,207)	(1,813,787)	(1,814,385)
Corporate income taxes refunded	249,110	546	546
Net cash provided by (used in) operating activities	(7,445,212)	(6,672,414)	(3,471,856)
II. Cash flows from investing activities			
Making of time deposits	-	(100,000)	(100,000)
Withdrawal of time deposits	-	200,000	200,000
Purchase of tangible fixed assets	(37,715)	(40,491)	(55,173)
Purchase of intangible fixed assets	(111,237)	(48,095)	(84,330)
Purchase of investment securities	-	(2,178,818)	(2,266,414)
Sale of investment securities	31,656	5,424	84,252
Payment for long-term prepaid expenses	(375,714)	(51,860)	(68,994)
Payment of guarantee	(1,036)	(5,143)	(6,612)
Refund of guarantee	791	1,756	1,856
Loans	-	(20,000)	(20,000)
Refund premiums	1,352	100,000	100,000
Others	-	200,454	200,454
Net cash provided by used in investing activities	(491,904)	(1,936,775)	(2,014,961)
III. Cash flows from financing activities			
Net increase in short-term loans payable	7,000,000	3,001,039	3,001,146
Net (increase) decrease in treasury stock	25,163	(614,422)	(614,750)
Cash dividends paid	(393,267)	(377,176)	(377,350)
Net cash provided by financing activities	6,631,896	2,009,440	2,009,045
IV. Translation gain (loss) related to cash and cash equivalents	(1,765)	69,711	140,278
V. Net increase (decrease) in cash and cash equivalents	(1,306,986)	(6,530,037)	(3,337,494)
VI. Cash and cash equivalents at the beginning of the period	4,677,766	8,015,260	8,015,260
VII. Cash and cash equivalents at the end of the period	3,370,780	1,485,223	4,677,766

File No. 82-4861

(Translation)

February 26, 2007

Name of the Company: MegaChips Corporation

Representative: Shigeki Matsuoka, President and Representative Director

(Code No. 6875, the First Section of the Tokyo Stock Exchange)

Person to contact: Masayuki Fujii Director and Executive Officer (TEL 06-6399-2884)

Notice of Merger with Consolidated Subsidiaries

It is hereby notified that MegaChips Corporation (the "Company"), at the meeting of its Board of Directors held on February 26, 2007, adopted a resolution to merge its subsidiaries MegaChips LSI Solutions Inc. and MegaChips System Solutions Inc. as of April 1, 2007 and entered into a merger agreement on February 26, 2007, as described below:

1. Purpose of the merger:

On April 1, 2004, the MegaChips Group shifted to the current system of holding company through corporate separation, with the aim of creating a business environment under which each division of business can maximize its characteristics and increase its capabilities of growth and competition through the efficient allocation of management resources, independence of each division of business and speedy decision-making.

As a result, its system business, which had long been deficit-ridden, produced a surplus during the previous business year and its LSI business has been cultivating new markets by utilizing new, proprietary technologies of the Group.

However, to face competition in and outside of Japan in the future and seek further growth, the Group is required to enhance cost-consciousness, improve efficiency of and standardize its operations, and maintain and improve its quality levels. For that purpose, the Company has determined that it is necessary to integrate and strengthen the fundamental functions common to the LSI business and system business, including consignment of manufacture of products, quality assurance and physical distribution. Furthermore, to efficiently establish a system for securing the trustworthiness of its financial reporting under the Financial Instruments and Exchange Law of Japan, the Company has determined that it is the most appropriate method to consolidate the three group companies.

On the momentum of the merger, the Company will strengthen its basis for business development and further advance growth of each business in an effort to enhance its market value.

The Company cordially seeks the understanding and continued support of its shareholders, clients, employees and all other stakeholders.

2. Summary of the merger

(1) Schedule of the merger:

Meeting of the Board of Directors for approval of merger agreement:	February 26, 2007
Signing of merger agreement:	February 26, 2007
General meeting of shareholders for approval of merger agreement:	In accordance with Article 796, paragraph 3 (simplified merger) of the Corporation Law of Japan, the Company will not hold a general meeting of shareholders. MegaChips LSI Solutions Inc. and MegaChips System Solutions Inc. will not hold general meetings of shareholders in accordance with Article 784, paragraph 1 (informal merger) of the Corporation Law.
Date for merger (effective date):	April 1, 2007
Date of delivery of share certificates:	As the Company will merge its 100% subsidiaries, no share certificates will be delivered.

(2) Method of the merger:

The Company will, as a surviving company, merge MegaChips LSI Solutions Inc. and MegaChips System Solutions Inc., both of which will be dissolved.

(3) Ratio of merger:

MegaChips LSI Solutions Inc. and MegaChips System Solutions Inc. are 100% subsidiaries of the Company, respectively. Hence, upon the merger, no new shares will be issued or allocated.

(4) Basis for calculating the ratio of merger, etc.:

Not applicable as no new shares will be issued or allocated upon the merger.

(5) Handling of stock acquisition rights and bonds with stock acquisition right of the dissolving companies:

Not applicable.

(15)	Relationships between the parties	Capital relationship:	MegaChips System Solutions Inc. and MegaChips LSI Solutions Inc. are 100% subsidiaries of MegaChips Corporation, respectively.
		Personnel relationship:	Three (3) Directors and two (2) Statutory Auditors of MegaChips Corporation concurrently serve as Directors and Statutory Auditors of MegaChips System Solutions Inc., respectively. Four (4) Directors and two (2) Statutory Auditors of MegaChips Corporation concurrently serve as Directors and Statutory Auditors of MegaChips LSI Solutions Inc., respectively.
		Transaction relationship:	MegaChips Corporation accepts operations of the indirect divisions of MegaChips System Solutions Inc. and MegaChips LSI Solutions Inc.
		Related party or not:	No.

(Note) As of September 30, 2006

(16) Business results for the last three business years

	MegaChips Corporation (Surviving company) (Consolidated)			**MegaChips System Solutions Inc.** (Dissolving company) (Non-consolidated)		
Business year	Year ended March 31, 2004	Year ended March 31, 2005	Year ended March 31, 2006	Year ended March 31, 2004 (Note)	Year ended March 31, 2005	Year ended March 31, 2006
Sales (million yen)	25,878	30,122	30,721	3,115	2,548	3,056
Operating profit (loss) (million yen)	1,508	2,173	2,119	(318)	(461)	108
Ordinary profit (loss) (million yen)	1,460	2,168	2,119	(322)	(466)	107
Profit for the year	280	1,174	1,321	(851)	(592)	103
Per-share profit (loss) for the year (yen)	10.09	44.73	50.95	(56,481.20)	(78,629.42)	11,594.58
Annual dividend per share (yen)	10.00	15.00	16.00	-	-	-
Net assets per share (yen)	607.49	642.13	677.61	20,539.51	57,184.40	140,140.43

	MegaChips LSI Solutions Inc. (Dissolving company) (Non-consolidated)		
Business year	Year ended March 31, 2004 (Note)	Year ended March 31, 2005	Year ended March 31, 2006
Sales (million yen)	-	27,074	27,524
Operating profit (loss) (million yen)	-	2,669	2,015
Ordinary profit (loss) (million yen)	-	2,626	1,971
Profit for the year	-	1,554	1,205
Per-share profit (loss) for the year (yen)	-	153,293.62	118,514.89
Annual dividend per share (yen)	-	124,300.00	120,000.00
Net assets per share (yen)	-	334,846.12	391,022.96

(Note) For the business year ended March 31, 2004 of MegaChips System Solutions Inc., the amounts are those of the former MegaChips System Solutions Inc. prior to the corporate separation.

MegaChips LSI Solutions Inc. was incorporated as of April 1, 2004.

4. Situation after the merger

(1)	Trade name:	MegaChips Corporation
(2)	Content of business:	Development, manufacture (by consignment) and sale of system LSI products and system products, and business appertaining thereto.
(3)	Location of head office:	1-6, Miyahara 4-chome, Yodogawa-ku, Osaka-shi, Osaka
(4)	Representative:	Shigeki Matsuoka, President and Representative Director
(5)	Capital:	¥4,840 million (No capital will be increased upon the merger.)
(6)	Net assets:	¥18,419 million (consolidated)
(7)	Total assets:	¥33,532 million (consolidated)
(8)	Date of settlement of accounts:	March 31 of each year
(9)	Outline of accounting:	For the purpose of the accounting standards for business combinations, the merger falls under a transaction under common control.
(10)	Impact on business results:	As MegaChips LSI Solutions Inc. and MegaChips System Solutions Inc. are consolidated subsidiaries (100%) of MegaChips Corporation, the merger will have no material impact on the consolidated business results.

- END -

END